Exhibit 99.1

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934

Release No. 104169 / October 22, 2025

IN THE MATTER OF	:

ROBOT CONSULTING CO.,	:	ORDER OF SUSPENSION
LTD.	:	OF TRADING

It appears to the Securities and Exchange Commission that the public interest and the protection of investors require a suspension in the trading of the securities of Robot Consulting Co., Ltd. (“LAWR”) (CIK No. 0002007599), a limited liability company incorporated and headquartered in Japan, because of potential manipulation in the securities of LAWR effectuated through recommendations made to investors by unknown persons via social media to purchase, hold, and/or sell the securities of LAWR and to send screenshots documenting their transaction, which appear to be designed to artificially inflate the price and trading volume of the securities of LAWR. As of October 20, 2025, American depositary shares representing the ordinary shares of LAWR are listed on the Nasdaq Capital Market under the symbol “LAWR.” The Commission is of the opinion that the public interest and the protection of investors require a suspension of trading in the securities of the above-listed company.

THEREFORE, IT IS ORDERED, pursuant to Section 12(k) of the Exchange Act, that trading in the securities of the above-listed company is suspended for the period from 4:00 AM ET on October 23, 2025, through 11:59 PM ET on November 5, 2025.

By the Commission.

Vanessa A. Countryman
Secretary